UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.)*

HMN Financial, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

40424G108

 (CUSIP number)

May 28, 2015

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐   Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 40424G108	Page 2 of 9 Pages

1.	Name of Reporting Person Maltese Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5. Sole Voting Power 6. Shared Voting Power 347,636 7. Sole Dispositive Power 8. Shared Dispositive Power 347,636

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 347,636
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 7.3%
12.	Type of Reporting Person* 00

SCHEDULE 13G

CUSIP No. 40424G108	Page 3 of 9 Pages

1.	Name of Reporting Person Maltese Capital Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5. Sole Voting Power 6. Shared Voting Power 293,392 7. Sole Dispositive Power 8. Shared Dispositive Power 293,392

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 293,392
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 6.2%
12.	Type of Reporting Person* 00

SCHEDULE 13G

CUSIP No. 40424G108	Page 5 of 9 Pages

1.	Name of Reporting Person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5. Sole Voting Power 6. Shared Voting Power 347,636 7. Sole Dispositive Power 8. Shared Dispositive Power 347,636

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 347,636
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 7.3%
12.	Type of Reporting Person* IN

SCHEDULE 13G

CUSIP No. 40424G108	Page 6 of 9 Pages

Item 1(a).     Name of Issuer:
 HMN Financial, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
                             1016 Civic Center Drive N.W., Rochester, MN 55901

Item 2(a).     Name of Person Filing:
This statement is being filed by (i) Maltese Capital Management LLC, a New York limited liability company ("MCM"), (ii) Maltese Capital Holdings, LLC, a Delaware limited liability company ("Holdings"), and (iii) Terry Maltese, Managing Member of MCM and Holdings, with respect to shares of Common Stock that each of the foregoing may be deemed to have a beneficial ownership. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

Item 2(b).     Address of Principal Business Office:
The address of the principal offices of each of MCM, Holdings, and the business address of Mr. Maltese is Maltese Capital Management LLC, 150 East 52nd Street, 30th Floor, New York, New York 10022.

Item 2(c).     Citizenship:
Mr. Maltese is a U.S. Citizen.

Item 2(d).     Title of Class of Securities:
                             Common Stock

Item 2(e).     CUSIP Number:
40424G108

Item 3.          If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP No. 40424G108	Page 7 of 9 Pages

Item 4.   Ownership.

 (a) and (b)  For MCM and Mr. Maltese, based upon an aggregate of 4,760,671 shares of Common Stock outstanding, and for Holdings, based upon an aggregate of 4,720,727 shares of Common Stock outstanding, each as determined by the Issuer's most recently available 10Q filing and adjusted for warrants benficially owned by Reporting Person, as of the close of business on October 20, 2015:

(i)
Holdings owned directly no shares of Common Stock. By reason of its position as general partner of certain partnerships, Holdings may be deemed to beneficially own the 293,392 shares of Common Stock which are held by such partnerships, constituting approximately 6.2% of the shares outstanding.

(ii)
MCM owned directly no shares of Common Stock. By reason of its position as investment advisor, MCM may be deemed to beneficially own the 347,636 shares of Common Stock which are held of record by clients of MCM, constituting approximately 7.3% of the shares outstanding.

(iii)
Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of MCM, Mr. Maltese may be deemed to beneficially own 347,636 shares of Common Stock, constituting approximately 7.3% of the shares outstanding.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

No Reporting Person has sole power to vote or to direct the vote over the shares held by such Reporting Person.

(ii) Shared power to vote or to direct the vote:

HOLDINGS:   293,392   MCM:   347,636     MR. MALTESE:  347,636

(iii)	Sole power to dispose or to direct the disposition of:

No Reporting Person has sole power to dispose or to direct the disposition over the shares held by such Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

HOLDINGS:   293,392   MCM:   347,636     MR. MALTESE:  347,636

Each of the Reporting Persons hereby disclaims any beneficial ownership of any Shares in excess of their actual beneficial ownership thereof.

Item 5.   Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

SCHEDULE 13G

CUSIP No. 40424G108	Page 8 of 9 Pages

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.                          Identification and Classification of Members of the Group.

Not applicable.

Item 9.                          Notice of Dissolution of Group.

Not applicable.

Item 10.                          Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:  [Exhibit I:  Joint Acquisition Statement, dated as of February 19, 2016.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2016

Maltese Capital Management LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

Maltese Capital Holdings, LLC

By:	/s/ Terry Maltese
Terry Maltese Managing Member

EXHIBIT 1

 JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

          The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 19, 2016

Maltese Capital Management LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

Maltese Capital Holdings, LLC

By:	/s/ Terry Maltese
Terry Maltese Managing Member

SK 27061 0003 7051552 v2